SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number)

Jonathan D. Wasserman
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D	Page 2 of 6

1.	Names of Reporting Persons. Zell Credit Opportunities Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,637,762
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,637,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,637,762
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 6.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on 72,152,555 shares of Common Stock outstanding as of March 7, 2014, based on information in the Form 10-K filed by the Issuer on March 7, 2014.

CUSIP No. 265338707	Schedule 13D	Page 3 of 6

1.	Names of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,637,762
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,637,762
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,637,762
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 6.4%(1)
14.	Type of Reporting Person (See Instructions) OO - limited liability company

(1) Based on 72,152,555 shares of Common Stock outstanding as of March 7, 2014, based on information in the Form 10-K filed by the Issuer on March 7, 2014.

CUSIP No. 265338707	Schedule 13D	Page 4 of 6

ITEM 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the Schedule 13D originally filed on January 3, 2012 (“Original Schedule 13D”), and amended by Amendment No. 1 to Schedule 13D filed on December 6, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on December 26, 2012 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on May 9, 2013 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D filed on July 1, 2013 ("Amendment No. 4"), with respect to the Common Stock of the Issuer held by Zell Credit Opportunities Side Fund, L.P., a Delaware limited partnership (“Side Fund”), and certain other reporting persons (such Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, collectively, the “Schedule 13D,” and the Schedule 13D, as amended and supplemented by this Amendment No. 5, this “Statement”). The Original Schedule 13D and Amendment No. 1 were filed by Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), who, on December 5, 2012, contributed all of the shares of Common Stock of the Issuer then held by ZCOF to Side Fund in exchange for limited partnership interests in Side Fund, as reported in Amendment No. 1. The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Item 1 of the Schedule 13D is hereby amended and supplemented by the inclusion of the information in the immediately-preceding paragraph.

ITEM 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed on behalf Side Fund and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  Side Fund and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

Side Fund is a limited partnership and has no officers. Chai Trust is the general partner and investment manager of Side Fund.

The officers and managing directors of Chai Trust are as follows:

•	Donald J. Liebentritt: President and a Senior Managing Director of Chai Trust.
•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.
•	Matthew Zell: Senior Managing Director of Chai Trust; Managing Director of EGI.
•
Robert M. Levin:  Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

•	James Bunegar: Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.
•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.

The officers and managing directors of Chai Trust are referred to herein as the “Additional Persons.”

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Jon Wasserman, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person and, to the best knowledge of each Reporting Person, none of the Additional Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Chai Trust is organized under the laws of the state of Illinois, and Side Fund is organized under the laws of the state of Delaware. Each of the Additional Persons is a United States citizen.

ITEM 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As part of reviewing their investment in the shares of Common Stock, the Reporting Persons have engaged in discussions with the Issuer’s management regarding the Issuer and its prospects. The Reporting Persons may seek the support of other shareholders of the Common Stock in bringing about desired changes to ensure the direction of the Issuer’s management and board of directors is aligned with shareholder interest (hereinafter, the “Desired Changes”). Such Desired Changes could include, among other things, changes to the Issuer’s cost structure, strategic direction, management and/or board of directors. The Reporting Persons may seek to obtain sufficient shareholder support to successfully bring about the Desired Changes.

Towards that end, the Reporting Persons have been engaged in preliminary discussions with other shareholders of the Common Stock to gauge interest in pursuing the Desired Changes. Following such discussions, on April 15, 2014, Whitebox Advisors, LLC and its affiliates (“Whitebox”) expressed their support of bringing about the Desired Changes to the Reporting Persons. Consequently, the Reporting Persons and Whitebox may be deemed to be members of a “group,” as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for purposes of Section 13(d) and (g) under the Exchange Act. The Reporting Persons and Whitebox, acting together, intend to engage in discussions with relevant and interested parties, including other shareholders, to try and effect the Desired Changes. There can be no assurance that the Reporting Persons and Whitebox will achieve the Desired Changes.

Notwithstanding the foregoing, each of the Reporting Persons and Whitebox member retains sole and exclusive control over the management and disposition of its respective holdings in the shares of Common Stock. Except as described above, none of the Reporting Persons or Whitebox currently has any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons and Whitebox reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

CUSIP No. 265338707	Schedule 13D	Page 5 of 6

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) There were 72,152,555 shares of Common Stock outstanding as of March 7, 2014, based on information in the Form 10-K filed by the Issuer on March 7, 2014.

Pursuant to the definition of “group” in Rule 13d-5(b) under the Exchange Act, the Reporting Persons and Whitebox may be deemed to beneficially own the shares of Common Stock beneficially owned by each other; to the best of the Reporting Persons' knowledge, based solely upon information in publicly-available SEC filings, the aggregate beneficial ownership of the Reporting Persons and Whitebox equates to approximately 8,383,155 shares of Common Stock in the aggregate, or approximately 11.6% of the total number of shares of Common Stock outstanding. Each of Side Fund and Chai Trust disclaims beneficial ownership of any shares of Common Stock not held directly by Side Fund or Chai Trust. Accordingly, Side Fund and Chai Trust beneficially own, and share voting and dispositive power as to, 4,637,762 shares of Common Stock of the Issuer, representing approximately 6.4% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Exchange Act.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

9.	Joint Filing Agreement dated April 18, 2014.

CUSIP No. 265338707	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 18, 2014

ZELL CREDIT OPPORTUNITIES SIDE FUND, L.P.
By: CHAI TRUST COMPANY, LLC
Its: General Partner

By: /s/ Philip G. Tinkler

Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler

Chief Financial Officer